FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on February 5, 2018

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

February 5, 2018

Royal Dutch Shell plc announces that each of the following Persons Discharging Managerial Responsibilities (“PDMRs”) have been made a conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (“LTIP”) as set out below.

Details of the LTIP can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2016 (www.shell.com/annualreport).

LONG TERM INCENTIVE PLAN
PDMR	DATE OF AWARD	SHARE TYPE	NUMBER OF SHARES AWARDED
Ben van Beurden	February 2, 2018	RDSA	190,001
Jessica Uhl	February 2, 2018	RDS.A	49,857
John Abbott	February 2, 2018	RDSB	55,000
Harry Brekelmans	February 2, 2018	RDSA	55,000
Andrew Brown	February 2, 2018	RDSB	55,000
Ronan Cassidy	February 2, 2018	RDSB	47,000
Donny Ching	February 2, 2018	RDSA	41,000
Maarten Wetselaar	February 2, 2018	RDSA	55,000

The Notification of Dealing Form for each PDMR can be found below.

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation.

Mark Edwards

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Ben

Last Name(s)	van Beurden

2. Reason for the notification

Position/status	Chief Executive Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)

Currency	EUR

Price	27.325

Volume	190,001

Total	5,191,777.00

Aggregated information
Volume Price Total	190,001 27.325 5,191,777.00

Date of transaction	February 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Jessica

Last Name(s)	Uhl

2. Reason for the notification

Position/status	Chief Financial Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A American Depository Shares (RDS.A)

Identification Code	US7802592060

Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)

Currency	USD

Price	67.30

Volume	49,857

Total	3,355,376.00

Aggregated information
Volume Price Total	49,857 67.30 3,355,376.00

Date of transaction	February 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	John

Last Name(s)	Abbott

2. Reason for the notification

Position/status	Downstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)

Currency	GBP

Price	24.235

Volume	55,000

Total	1,332,925.00

Aggregated information
Volume Price Total	55,000 24.235 1,332,925.00

Date of transaction	February 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Harry

Last Name(s)	Brekelmans

2. Reason for the notification

Position/status	Projects & Technology Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)

Currency	EUR

Price	27.325

Volume	55,000

Total	1,502,875.00

Aggregated information Volume Price Total	55,000 27.325 1,502,875.00

Date of transaction	February 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Andrew

Last Name(s)	Brown

2. Reason for the notification

Position/status	Upstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)

Currency	GBP

Price	24.235

Volume	55,000

Total	1,332,925.00

Aggregated information Volume Price Total	55,000 24.235 1,332,925.00

Date of transaction	February 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Ronan

Last Name(s)	Cassidy

2. Reason for the notification

Position/status	Chief Human Resources & Corporate Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)

Currency	GBP

Price	24.235

Volume	47,000

Total	1,139,045.00

Aggregated information Volume Price Total	47,000 24.235 1,139,045.00

Date of transaction	February 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Donny

Last Name(s)	Ching

2. Reason for the notification

Position/status	Legal Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)

Currency	EUR

Price	27.325

Volume	41,000

Total	1,120,325.00

Aggregated information Volume Price Total	41,000 27.325 1,120,325.00

Date of transaction	February 2, 2018

Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Maarten

Last Name(s)	Wetselaar

2. Reason for the notification

Position/status	Integrated Gas and New Energies Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Conditional award of performance shares of Royal Dutch Shell plc under the Long Term Incentive Plan (LTIP)

Currency	EUR

Price	27.325

Volume	55,000

Total	1,502,875.00

Aggregated information Volume Price Total	55,000 27.325 1,502,875.00

Date of transaction	February 2, 2018

Place of transaction	Outside a trading venue

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953 and 333-215273).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	M Edwards
Name:	M Edwards
Title:	Deputy Company Secretary

Date: February 6, 2018